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                      SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                   FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS





                       Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended







                                 Norgener S.A.







                                       by





                              THE AES CORPORATION







                            1001 North 19th Street
                             Arlington, VA 22209
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     The AES Corporation ("AES"), a Delaware corporation and a public utility holding company exempt from registration under Section 3(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act, this Form U-57 for the purpose of notifying the Commission that Norgener S.A. ("Norgener") is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


     Norgener does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Neither Norgener nor any of its subsidiary companies is or will be a public utility operating within the United States.


ITEM 1


Name and Business Address:


Norgener S.A.
Miraflores 222, 4th Floor
Santiago
Chile


Description of Facilities:


     Norgener operates two thermoelectric plants in the city of Tocopilla, Chile with capacities of 136.3 megawatts ("MW") and 140.0 MW.


Ownership:


     Gener S.A. owns 99.99% of Norgener. AES owns, through Gener S.A., approximately 60% of Norgener.


ITEM 2


     The domestic associate public utility company of Norgener is Central Illinois Light Company, an Illinois corporation ("CILCO"). CILCO is an indirect, wholly-owned subsidiary of AES.


     CILCO has made no investment in, nor has any contractual relationship with, Norgener, nor is any such investment or contractual relationship contemplated.


     The certification of the Illinois Commerce Commission, as required under
Section 33(a)(2) of the Act, is attached hereto as Exhibit A.


     The Commission is requested to mail copies of all correspondence relating to this Notification to:


   William R. Luraschi
   The AES Corporation
   1001 North 19th Street
   Arlington, VA 22209


   William C. Weeden
   Skadden, Arps, Slate, Meagher & Flom LLP
   1440 New York Ave. NW
   Washington, D.C. 20005


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     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                            THE AES CORPORATION




                                        By: /s/ Paul T. Hanrahan
                                            -----------------------------------
                                            Name: Paul T. Hanrahan
                                            Title: Senior Vice President


Date: December 28, 2000

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                                   Exhibit A


                   [Illinois Commerce Commission Letterhead]


                                                                 March 10, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen:


     We are writing to you with respect to Central Illinois Light Company ("CILCO") and its parent, CILCORP Inc., and the pending merger transaction involving CILCORP Inc. and The AES Corporation.


     We have been advised that The AES Corporation, through its subsidiaries (other than CILCORP Inc. or subsidiaries of CILCORP Inc.), affiliates, or through other entities, currently holds, and intends to continue to hold and acquire, ownership interest in electric and natural gas facilities in one or more foreign countries. We submit this letter pursuant to the requirements of
Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act").


     A 1997 Illinois law implemented changes to historical utility regulation. The law required all regulated electric utilities to reduce their rates to residential consumers in 1998 and, subject to certain specified exceptions, froze such electric rates until 2005. While neither the utilities nor the Illinois Commerce Commission ("Commission") can change bundled electric rates until 2005, the Commission retains jurisdiction to set rates for unbundled delivery service. In addition, electric utilities are subject to other statutory provisions that require a sharing of revenues with consumers if the utility earns more than certain specified thresholds. However, the restructuring legislation gave electric utilities great flexibility in writing down assets and accelerating depreciation, so utilities may be able to avoid triggering the over-earning threshold. Also, the legislation removed Commission authority over the sale, lease or other transfer of assets to affiliated or unaffiliated entities until January 1, 2005. Also, the Commission has jurisdiction over electric and gas delivery system reliability. However, the Commission cannot order a utility to construct additional generation. Finally, while the Commission's authority to approve or disapprove some merger and reorganization transactions has been suspended until 2005, regulated utilities are required to provide the Commission with a 30-day advanced notice of any proposed transaction, with supporting documentation, and to file certain reports thereafter.


     The Illinois Commerce Commission hereby certifies to you that we have the authority and resources to protect Illinois consumers in accordance with the Illinois statutes discussed in the previous paragraph. We intend to exercise such authority.


                                          Sincerely,
                                          Illinois Commerce Commission



                                          /s/ Richard L. Mathias
                                          Richard L. Mathias
                                          Chairman


cc: Mr. Edward J. Griffin, DeFrees & Fiske
    Mr. Robert W. Wason, Security and Exchange Commission

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